February 6, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Immunomedics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed August 29, 2006
File No. 000-12104

Dear Mr. Rosenberg:

Immunomedics, Inc., a Delaware corporation, (“Immunomedics”, “we” or the “Company”) hereby submits this letter in response to comments contained in the letter dated January 24, 2007, (the “Letter”) from Mr. Jim Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned.

This response is being affected by direct transmission to the Commission’s EDGAR system. In consultation with our legal and accounting advisors, the Company has prepared the following responses to the questions and comments raised by the Staff. For your convenience, we have set forth below in italics your numbered comments in their entirety followed by the responses thereto.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 53

10 – License and Distribution Agreements, page 69

1.	It appears that you have an obligation to sit on a global autoimmune guidance committee for the length of your agreement. Also, you state that you are obligated to manufacture and supply epratuzumab for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune indication, if necessary. Please tell us why it is appropriate to recognize your up-front payments received over the research and development period, when it appears you have obligations that extend well beyond the development stage.

Mr. Jim B. Rosenberg

February 6, 2007

Response

Immunomedics entered into a Development, Collaboration and License Agreement (the “UCB Agreement”) with UCB S.A. (“UCB” a Belgium Company) in May 2006. Under the terms of the arrangement, UCB acquired the rights to develop and commercialize epratuzumab with respect to all autoimmune disease indications while we maintained the rights to all cancer indications. Epratuzamab is an antibody that recognizes antigens on B-cells, called CD22, and CD20. Epratuzumab is being evaluated in patients with moderate and severe Systemic lupus erythematosus (SLE) and other B-cell mediated autoimmune diseases, and in non-Hodgkin’s lymphoma (NHL), a type of blood cancer. At the time the UCB Agreement was signed, epratuzumab was in a late stage (Phase III clinical study) for an autoimmune disease indication for SLE. The Phase III protocol was started in May 2006. Immunomedics received $38 million in up front payments from UCB ($25 million up front payment and $8 million and $5 million for reimbursement of past costs for SLE and Sjorgen’s clinical studies, respectively) and may receive regulatory and development milestone payments which could aggregate to up to $165 million if development milestones are achieved ($145 million in cash payments and $20 million of stock purchases). The Company may also receive royalty payments based upon percentage of aggregate annual sales. The Company concluded that the UCB Agreement should be accounted for as a single unit of accounting and is amortizing the $38 million payments received over the research and development period, the expected obligation period, which is currently estimated to end in November 2009.

Autoimmune Guidance Committee

In order to provide for a mechanism to share information between the two organizations, at the request of Immunomedics, the UCB Agreement established the Autoimmune Guidance Committee (“AGC”) to plan and oversee the conduct and progress of the development and commercialization of epratuzumab for SLE and possibly for Sjögren’s syndrome. The establishment of the AGC was done only for governance and information sharing purposes between the two companies. This was important to Immunomedics primarily so that we could ensure that the Company would be kept aware at the earliest point of any changes to UCB’s development plans. The AGC has the general responsibility for monitoring the development of epratuzumab for autoimmune disease indications and any significant changes related to the development of epratuzumab, including any decision to cease development of epratuzumab for autoimmune disease indications. The AGC has no authority over either of the companies nor does it have authority to act on behalf of either company in connection with outside third parties.

The UCB Agreement calls for each of the companies to appoint an equal number of members to the AGC (initially three each). The representatives chosen by Immunomedics can be anyone, including non-employees and individuals that do not have a specific skill or expertise related to the out-licensed product, and can be changed at will, with ad hoc personnel brought into the meetings as necessary and/or appropriate. Immunomedics has no financial responsibility

Mr. Jim B. Rosenberg

February 6, 2007

as a part of the Committee, except for its own out-of-pocket costs to attend the AGC meetings, (phone, travel, etc.). While there are an equal number of participants representing each company on the AGC, UCB has the decision making authority with respect to all matters related to the autoimmune disease indications covered by the license as all final decisions and authority over the development plan of epratuzumab reside with UCB.

Although the UCB Agreement does not provide a specific termination date for the AGC, the agreement specifies in section 3.3.1 that the AGC meet at least “two times per year prior to the first Approval of a Licensed Product”. However, once the regulatory authorities approve the product for market launch, there is no such contractual requirement and it is anticipated that there would be no need for further AGC meetings.

The Company does not consider the AGC participation requirement to be a significant obligation under the arrangement since the AGC was included in the arrangement at the request of the Company, and as stated above, there are no requirements to have individuals with any unique skills or expertise relating to the development of epratuzumab participate on the AGC. In addition, failure to participate in the AGC does not result in UCB receiving any refund from Immunomedics, nor will it affect the continuation of the SLE clinical trials and commercialization of the product. Since there are no monetary damages assessed to Immunomedics for lack of participation in this Committee or other penalties for non-participation, the Company concluded that this was not a substantive deliverable for purposes of determining the appropriate accounting for amounts received from UCB under the arrangement.

Manufacturing

The UCB Agreement outlines Immunomedics responsibilities, which are to (i) supply UCB with the epratuzumab product in the current formulation in sufficient quantities to complete the SLE clinical trials, (ii) supply UCB with epratuzumab product for Open Label Follow-up Studies1 (iii) complete the other autoimmune study (Sjögren’s Phase II trial – which has been completed), and (iv) provide product to UCB (considering Immunomedics current production capacity) for epratuzumab’s initial commercial launch for SLE treatment in the US. With regard to the US launch of epratuzumab for SLE indication, the supply obligations that are the responsibility of Immunomedics will be completed prior to the product launch. The manufacturing and supply obligations are such that Immunomedics is obligated to continue to provide an uninterrupted supply of epratuzamab in its current formulation to UCB so that UCB can finish the clinical studies. Immunomedics may be requested to manufacture epratuzumab in preparation for the initial commercial launch, however the Company is not obligated to produce product beyond commercialization. Beyond the transition phase of providing UCB with the information for research and product development, clinical trials and manufacturing know-how, Immunomedics is only required to provide manufacturing capacity prior to the initial product launch.

[1]

Open Label Follow-Up Studies are additional sources of clinical data for the developer (not required for FDA approval) and are typically run by the developer for patients who want to continue to take the experimental drug for one year after the clinical trial has been completed. Currently, there are five patients that have expressed an interest in participating in this kind of study.

Mr. Jim B. Rosenberg

February 6, 2007

As noted in section 5.6 of the UCB Agreement, UCB acknowledged that Immunomedics has production capacity limitations and that Immunomedics would supply the product subject to this capacity level. UCB, either itself or using an outside contract manufacturer, would be responsible for developing a robust process for manufacturing the product at a commercial scale. With regard to future clinical trials for another autoimmune indication, prior to the establishment of manufacturing capability of UCB or its permitted manufacturer, Immunomedics shall reasonably consider a request by UCB to provide product for UCB if possible within Immunomedics’ current capacity, at a negotiated price equal to Immunomedics’ documented fully-burdened manufacturing cost plus a mark-up. Immunomedics is not obligated to manufacture epratuzumab after the initial launch for SLE. We are only obligated to consider a reasonable request to manufacture the product, and if we agree, we will be paid to do so. We could, in fact, decline to manufacture the product after the initial launch of SLE even if requested to do so by UCB.

The UCB Agreement stated that the SLE clinical trials are expected to be completed by July 2008 based on the status of the clinical trials in May 2006. At the completion of the two trials all remaining information is to be accumulated and submitted to the FDA for product evaluation and approval. The Open Label Follow-up, if pursued, was expected to be completed by August 2009, and was considered to be additional support information and marketing data, however, this information is not necessary for the submission to the FDA. With the FDA designation of “Fast Track” trials for the lupus indication, UCB and Immunomedics estimated the timetable for the approval to enter the US Market. Assuming potential delays in the process, and considering Immunomedics’ responsibilities under the UCB Agreement, we anticipated that our obligations under the UCB Agreement would be completed by November 2009.

While Immunomedics is required to produce the quantities necessary for the clinical trials as well as provide material for initial launch material, if requested, we anticipate that UCB will contract with an outside Contract Manufacturing Organization (“CMO”) to manufacture epratuzumab for the Phase III clinical trials for SLE as well as the initial product launch. Accordingly, Immunomedics’ obligation with respect to manufacturing the product could, in fact, be completed prior to the initial launch.

Other Considerations

Under the terms of the UCB Agreement, Immunomedics retained the rights to develop Epratuzumab in the field of oncology, and UCB has the option to acquire development and commercialization rights of Epratuzumab with respect to cancer indications at certain defined times prior to the first commercial sales. Immunomedics, however, is under no obligation as a result of the UCB Agreement to continue research with respect to cancer indications as stated in section 4.2 of the agreement. There were no ongoing trials being undertaken that would lead to the approval of epratuzumab for oncology by the Company nor were any clinical trials planned at the time the UCB Agreement was signed. We do not believe that the exclusion of this option in the

Mr. Jim B. Rosenberg

February 6, 2007

agreement would have caused the contractual consideration to vary significantly, if at all. The Company has also agreed to report to the AGC the status of its research and development with respect to cancer indications, however, since the Company is not obligated to continue to perform research activities, reporting to the AGC is not considered substantive.

Conclusion

Based on the above facts, we believe that the AGC is not considered a substantive obligation to Immunomedics and that our manufacturing and supply obligations will be substantively completed upon the first commercial launch of the product. In addition, UCB’s buy-in-right to our cancer indications does not impose an obligation on our Company to continue the research and development of cancer products. Therefore, we concluded it was appropriate to recognize the up-front payments over our obligation period, which we estimate will end in November 2009.

12 – Debt, page 74

2.	Please provide us in disclosure-type format a description of your accounting for the conversion of the $5 million 3.25% Notes into the newly issued 5% Notes and tell us how your accounting complies with the provisions of EITF 96-19. Please include any references to the specific paragraphs within the accounting literature you used that supports the accounting treatment adopted for this conversion.

Response

On April 29, 2005, the Company issued $37.675 million of Senior Convertible 5% Notes (“5% Notes”) through a private placement, with the principal due April 2008. These notes are convertible into shares of the Company’s common stock at $2.62/share, a 20% premium over the closing Company stock price on April 29th ($2.16/share). As part of the private placement, the Company completed an exchange and cancellation of $5,000,000 in aggregate principal amount of its 3.25% convertible notes due in January 2006, for the issuance of $5,000,000 in aggregate principal amount of its newly issued 5.00% convertible senior notes in a privately negotiated transaction. The 3.25% convertible notes were convertible into shares of the Company’s common stock at a conversion price of $6.09.

At the time of the transaction, the primary generally accepted accounting pronouncement covering debt-for-debt swaps and modifications was EITF Issue No. 96-19 “Debtor’s Accounting for Modification or Exchange of Debt Instruments”. Because the instruments discussed by EITF Issue 96-19 did not include convertible debt instruments, the tests specified in EITF 96-19 were applied by analogy to determine whether the debt instrument was extinguished or not, which is consistent with the views expressed by the SEC during its 2004 AICPA National Conference on Current SEC and PCAOB Developments. The following is a summary of our accounting policy for the exchange in disclosure type format:

Mr. Jim B. Rosenberg

February 6, 2007

“The Company accounts for the exchanges of the notes under EITF 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments. To the extent that the change in the fair value of the conversion option (which can be estimated using option-pricing models) or the change in the present value of the cash flows of the debt component as calculated under EITF 96-19, exceed 10 percent of the fair value of the option or the total carrying amount of the debt, then the modification or exchange is deemed substantial and the debt has been extinguished. The Company determined that the change in the interest rate and the conversion options from the 3.25% convertible notes to the 5% convertible notes were “substantial”, and therefore, the transaction was treated as an extinguishment. However, since the fair value of the new 5% convertible notes and related detachable warrants equaled the carrying value of the old 3.25% convertible notes, there was no gain or loss on the extinguishment. In addition, the costs incurred with third parties directly related to the exchange were capitalized and are being amortized over the term of the 5% convertible notes. ”

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 973-605-8200 (ex. 185) should you have any questions regarding the responses herein provided.

Sincerely,

/s/ Gerard G. Gorman Gerard G. Gorman Senior Vice-President, Finance and Chief Financial Officer